July 17, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Myra Moosariparambil, Steve Lo, John Coleman, Cheryl Brown, and Irene Barberena-Meissner

Re:	Responses to the Securities and Exchange Commission
Staff Comment dated July 15, 2025, regarding
Anfield Energy Inc.
Amendment No. 3 to Draft Registration Statement on Form 20-F
Submitted June 30, 2025
CIK 0001519469

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the July 15, 2025 letter regarding the above-referenced Amendment No. 3 to the Draft Registration Statement on Form 20-F (the “Form 20-F”) of Anfield Energy Inc. (the “Company”, “we,” “our,” or “us”) as submitted confidentially to the SEC on June 30, 2025. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Form 20-F (the “Amendment”), responding to the Staff’s comment.

For your convenience, the Staff’s comment is included below. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 20-F.

Our response is as follows:

Amendment No. 3 to Draft Registration Statement on Form 20-F submitted June 30, 2025

Item 8. Financial Information

Notes to Consolidated Financial Statements

Note 6. Property and Equipment, page FS-14

Staff Comment No. 1.

We note your revised disclosure states the recoverable amount is categorized as level 3 in the fair value hierarchy. You also disclose the key assumptions used to determine the replacement cost included the inflation rates used to bring certain costs related to the construction to equivalent levels as well as the type of equipment required to make the assets comparable. Please further explain the “type of equipment required to make the assets comparable” and revise the disclosure to clarify. In addition, please revise your disclosure pursuant to IFRS 1393(d) to provide quantitative information about the significant unobservable inputs used in the fair value measurements, or explain why you do not believe this disclosure is applicable.

Company’s Response:

In response to the Staff’s comment, we have revised Note 6 on page 14 to provide additional disclosure regarding these events and circumstances.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or raymer.richard@dorsey.com.

Sincerely, Anfield Energy Inc.

/s/ Corey Dias

Corey Dias

cc:	Richard Raymer, Esq., Dorsey & Whitney LLP